

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via fax (650) 645-3700

July 30, 2010

Peter I. Cittadini
President and CEO
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, CA. 94404

> **Re: Actuate Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **Form 8-K Filed February 2, 2010**
> **File No. 000-24607**

Dear Mr. Cittadini:

We have reviewed your letter dated July 15, 2010 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 7, 2010

Form 8-K Filed February 2, 2010

1.   We note your response to our prior comment 13 with regards to the investment test calculation used to determine the significance of the Xenos acquisition in which you adjusted the numerator of such calculation for the cash acquired from Xenos. Please explain further why you believe it is appropriate to net Xenos' cash balance at the time of the acquisition from the total consideration paid by the company. In this regard, tell us why you believe that the total consideration paid to the former owners of Xenos ($34.3 million purchase price as disclosed in Note 2 to your March 31, 2010 Form 10-Q) should not be used in your investment test calculations and accordingly, how you concluded that

this acquisition was not greater than 20% significant. Alternatively, revise to file financial statements required by Rule 3-05 of Regulation S-X and the related pro forma information as required by Article 11 of Regulation S-X, as necessary**.**

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief